

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 3, 2009

<u>Via Facsimile</u>

Mr. D. Frank Harrison
Chairman, Chief Executive Officer
Bronco Drilling Company, Inc.
16217 North May Avenue
Edmond, Oklahoma   73013

>   **Re: Bronco Drilling Company, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed March 17, 2008**
>   **Amendment 1 to Annual Report on Form 10-K/A**
>   **Filed April 29, 2008**
>   **File No. 0-51471**

Dear Mr. Harrison:

    We have completed our review of your filing and response letter and have no further comments at this time.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

Cc: J. Madison
     M. Karney

     <u>via facsimile</u>
     Bill Heller
     (832) 397-8071